Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

April 29, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	Laura Crotty

Staff Attorney

Re:	Markel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 001-15811

Dear Ms. Crotty:

We are responding to your comment letter dated April 22, 2010. For ease of reference, we have reproduced your comments and provided our response directly following them.

Form 10-K for the fiscal year ended December 31, 2009

15(b), Related Party Transactions, Notes to the Consolidated Financial Statements, page 66.

1. We note your response to our prior comment 2 and ask that you provide us with a detailed analysis as to why you believe First Market Bank was not a related party during the 2009 fiscal year, as defined by Item 404 of Regulation S-K.

As of December 31, 2009, and during the 2009 fiscal year, Markel Corporation owned approximately 40% of First Market Bank. No executive officer or director owned any shares of First Market Bank or received any compensation from it. Two executive officers of Markel Corporation were designated by it to serve as directors of First Market Bank.

For purposes of Item 404 of Regulation S-K, the term “related person” includes persons falling in one of the following categories:

•	A director or executive officer of the registrant;

•	A nominee for director;

•	An immediate family member of any director, executive officer or nominee;

•	A holder of 5% or more of the registrant’s securities; or

•	An immediate family member of any such security holder.

First Market Bank does not fall within any of these categories. Any interest that the executive officers of Markel Corporation who served as directors of First Market Bank might have in any transaction between Markel Corporation and First Market Bank would not be subject to reporting under Item 404 in accordance with Instruction 6(a) to Item 404(a), which provides that a person who has a position with a corporation that engages in a transaction with the registrant is not deemed to have an indirect material interest in the transaction if the interest arises only from such person’s position as a director of the other corporation.

For these reasons, we do not believe that First Market Bank was a related person of Markel Corporation during the 2009 fiscal year, as defined by Item 404.

Controls and Procedures, page 121.

2. We note your response to our prior comment 3; however, we ask that you please amend your Form 10-K for the fiscal year ended December 31, 2009 to include the appropriate language regarding your chief executive officer and chief financial officer’s conclusion regarding the effectiveness of the company’s disclosure controls and procedures.

We will do so as soon as comment 1 above is resolved.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 804-965-1734 with any questions you may have.

Sincerely,

D. Michael Jones

General Counsel

cc:	Alan I. Kirshner

Richard R. Whitt, III

Nora N. Crouch

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